SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

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press release

September 29, 2010

DUDLEY SETS UP NEW SAFETY AND RISK UNIT
AND SIGNALS SWEEPING CHANGES AT BP

BP is to create a new safety division with sweeping powers to oversee and audit the company's operations around the world.

The Safety & Operational Risk function will have authority to intervene in all aspects of BP's technical activities.

It will have its own expert staff embedded in BP's operating units, including exploration projects and refineries. It will be responsible for ensuring that all operations are carried out to common standards, and for auditing compliance with those standards.

The powerful new organisation is designed to strengthen safety and risk management across the BP group. It will be headed by Mark Bly and report directly to incoming chief executive Bob Dudley.

The company said the decision to establish the new function follows the Deepwater Horizon accident in the Gulf of Mexico and BP's investigation into the disaster. It is one of a number of major changes announced by Dudley as he prepares to take over his new role on October 1.

Dudley also disclosed that BP is to re-structure its Upstream segment from a single business into three functional divisions - Exploration, Development and Production - and to carry out a detailed and wide-ranging review of how it manages third-party contractors.

It will also conduct a fundamental review of how the Group incentivises business performance, including reward strategy, with the aim of encouraging excellence in safety and risk management.

Dudley said: "These are the first and most urgent steps in a programme I am putting in place to rebuild trust in BP - the trust of our customers, of governments, of our employees and of the world at large. That trust is vital to the restoration of shareholder value which has been so adversely affected by recent events.

"The changes are in areas where I believe we most clearly need to act, with safety and risk management our most urgent priority."

In a message to BP staff worldwide, Dudley said: "This is a deeply challenging time for BP. The Macondo incident was a tragedy that claimed the lives of 11 people, caused injury to many others and had a widespread environmental impact.

"Our response to the incident needs to go beyond deepwater drilling. There are lessons for us relating to the way we operate, the way we organise our company and the way we manage risk."

Dudley said the re-structuring of the Upstream business into separate functions would foster the long-term development of specialist expertise and reinforce accountability for risk management.

The new divisions of Upstream will be led by three executive vice presidents: Mike Daly heading Exploration, Bernard Looney in charge of Development and Bob Fryar responsible for Production. Together with Andy Hopwood who becomes executive vice president for Strategy and Integration, they will join an expanded top management team reporting directly to Dudley.

As a result of today's changes, Andy Inglis will relinquish his current role as head of the Upstream business. By mutual agreement with the BP board he will step down as a main board director on October 31 and will leave the company at the end of the year.

Dudley said: "Andy has played a critical part in the re-shaping of the Upstream business which we are announcing today and is remaining with BP over the coming months to help with the transition to the new organisation."

BP chairman Carl-Henric Svanberg said: "Andy has been a strong leader of the segment for three years and a huge contributor to the board of BP. Over the recent months he has worked tirelessly at the head of a great team to seal the Macondo well. For that, and for his insightful participation in reorganising our upstream business to face the challenges ahead, he has our gratitude."

The company said the planned review of its performance and reward strategy would focus on how to deliver better safety and risk management, allied with strong leadership and the creation of enduring value for shareholders.

In his message to staff Dudley said: "As I take up my new role I am aware of two things. First, there is a pressing need to rebuild trust in BP around the world. Second, BP's people have both the commitment and the capability to rebuild that trust.

"These announcements do not mean that everything in BP is going to change. We have great strengths that are important to maintain. We have a high quality portfolio of assets. We have a sound financial footing on which to build. We have good technology. We have very strong local relationships. We have started the journey with our strong Operating Management System. Most importantly, we have great people.

"All those factors give me immense confidence that we can achieve a fast-paced evolution into a company that is better placed and better organised to manage the complex range of risks in our industry."

Svanberg added: "I believe the changes which Bob is introducing today are vital steps in the rebuilding of confidence and trust in the company. I recognise there are still difficult challenges ahead. But we have assembled a strong and able new team and are developing a robust strategy to deal with them and to deliver our ultimate goal - the restoration of shareholder value."

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

- ENDS -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 29 September 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary